

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2021

Douglas J. Cahill
Chief Executive Officer
Hillman Solutions Corp.
10590 Hamilton Avenue
Cincinnati, OH 45231

   Re: Hillman Solutions Corp.
    Registration Statement on Form S-1
    Filed August 13, 2021
    File No. 333-258823

Dear Mr. Cahill:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Thomas Jones at 202-551-3602 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing

cc: Craig E. Marcus